Exhibit 99.1

ELBIT IMAGING ANNOUNCES INVESTMENT IN THE US REAL ESTATE
MARKET - BECOMING THE LARGEST INVESTOR IN THE $1.5 BILLION
MACQUARIE DDR TRUST -WITH APPROXIMATELY 48% STAKE

Tel Aviv, June 16, 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announced today, following its announcement of April 22, 2010, that its joint subsidiary, EPN GP, LLC (“EPN”) (a real estate investment venture jointly formed by Elbit Plaza USA, L.P. (a subsidiary of Elbit and Plaza Centers N.V. (LSE: PLAZ) (WSE: PLAZ/PLAZACNTR) (“Plaza”) and Eastgate Property LLC (“Eastgate”), completed an investment of approximately $116 million in Macquarie DDR Trust  (“MDT”), an Australian publicly traded trust (ASX:MDT; (ARSN 106 570 352)), which holds and manages two US REIT portfolios of approximately 78 retail properties and 13.2 million square feet of leasable area (approximately 1.2 million square meters), consisting of mainly community shopping centers and single box retail properties throughout the major regions of the United States, with assets located in 23 states.

Following the completion of the transaction, EPN will hold an approximate 48% ownership interest in MDT, becoming its largest unit-holder. In addition, EPN will pay approximately $ 3 million on June 18, 2010 for the acquisition of 50% interest in Macquarie DDR Management LLC (“MDML”) which serves as the Responsible Entity of MDT with the other 50% owned by Developers Diversified Realty Corporation (“DDR”). EPN will have  the right to appoint the majority of MDML's board members.

As previously announced Elbit, Plaza, Eastgate Property LLC and affiliates thereof have established a US based international real estate fund (the “Fund”) which has raised and is expected to further raise capital from Israeli and international investors.

MDT holds and manages two US portfolios: (i) Shopping Centers Portfolio consisting of 48 operating retail properties with occupancy rate of approximately 88%. The value of this portfolio is approximately $1.35 billion as of December 31, 2009 with total secured debt of $1 billion. This portfolio comprises of 10.9 million square feet of leasable area (approximately 1 million square meters) with approximately 460 tenants generating annual Net Operating Income (NOI) of approximately $96 million (based on MDT's financial results for the second half of 2009, as annualized); and (ii) Single Box Portfolio (“Mervyns Portfolio”), in which MDT has approximately 50% stake, with interests in 30 single box retail properties valued at approximately $170 million as of December 31, 2009, with total non-recourse secured debt of $190 million. This portfolio has approximately 2.3 million square feet of leasable area (approximately 0.2 million square meters), most of which are vacant.

The following is additional information in respect of MDT's assets portfolios:

▪	The weighted average lease length is in excess of 5 (five) years;
▪	The assets benefit from a diversified tenant base with the largest occupier representing just 5.9% of the portfolio’s Annual Base Rent;
▪	No single lease represents more than 1.9% of Annual Base Rent, further highlighting the portfolio’s diversified income base; and
▪	The leasable vacant areas of approximately 1.3 square feet (approximately 0.1 million square meters) in the Shopping centers Portfolio may significantly increase the NOI from these assets

As part of the transaction, MDT has raised by way of private placement to EPN and a pro-rata entitlement offer to all unitholders approximately A$210 million (approximately $183 million). The net proceeds will be used by MDT to repay all unsecured debt facilities and unsecured derivative contracts, totaling approximately $108 million and to reduce the secured debt facility together with the extension of these secured loans. Such debt reduction will provide enhanced balance sheet stability to MDT, by significant reduction in its leverage.

Dudi Machluf, Chief Executive Officer (Co-CEO), commented: “We are proud to announce the completion of our first US transaction. It is a most significant and complex deal, which was carried out in several stages, whilst reaching agreements with numerous parties, among which: the MDT founders, the Australian Macquarie Bank, DDR - which shall remain our partner in MDT’s management company and will be responsible for the MDT’s ongoing management of commercial centers, financing banks, the Australian authorities, etc.

The group's unique skills were clearly proven in this transaction. MDT, whose profile is well-suited to our investment portfolio, was identified by us  approximately six months ago, and we carried out a meticulous and professional due diligence of its assets using our experienced retail teams.  Following the examination of the assets and their enhancement potential - we began to view the complex structure of the transaction as a unique opportunity. The challenges we faced required a creative transaction structure which would present our targets and gain the blessing and approval of all parties involved.  Today, after achieving an approximate 48% stake of MDT, the assets value of which is estimated at approximately $1.5 billion, we are happy to announce that we have reached our target. We have developed a yielding arm with enhancement potential in the United States.  This transaction has turned Elbit Imaging into a central player in the field of shopping centers and will serve as a platform for further transactions”.

About EPN
EPN Fund GP, LLC (“EPN”) is a real estate investment venture jointly formed by Elbit Plaza USA, L.P., a subsidiary of Elbit Imaging Ltd. (“Elbit”) and Plaza Centers N.V. (“Plaza”) and Eastgate Property LLC (“Eastgate”). EPN was formed as part of a real estate investment fund that was jointly established by Elbit, Plaza and Eastgate, with the objective of raising additional investments from outside investors and focusing on investments in the U.S. retail and commercial real estate sectors (the “Fund”), as evidence by lately raising from  Menora Mivtachim Insurance Ltd. (“Menora”), and certain of Menora’s affiliates, $27 million of capital commitments to be invested in EPN Real Estate Fund, LP. The Fund intend to take advantage of real estate opportunities in the United States, through direct acquisitions and joint ventures with leading real estate operators and owners of relevant assets or portfolios.

Elbit Plaza USA is a joint venture between Elbit Imaging Ltd. and Plaza Centers N.V. Elbit Imaging Ltd. is a global diversified conglomerate dual listed on the Tel Aviv Stock Exchange and NASDAQ Global Select Market (EMITF), which is active in several principal fields including shopping and entertainment centers.  Plaza Centers N.V. is a leading emerging markets developer of mainly shopping and entertainment centers, which maintains dual listing on the Main Board of the London Stock exchange (PLAZ) and on the Warsaw stock exchange (PLZ).

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, Elbit may operate and manage a commercial and entertainment center prior to its sale; (ii) Hotels - Hotels operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Other Activities - (a) venture capital investments; (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (c) wholesale trade of home applications in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.”

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054